                                                                      EXHIBIT 99

                                GSI LUMONICS INC.
                     CONSOLIDATED BALANCE SHEETS (unaudited)
     (Canadian GAAP and in thousands of U.S. dollars, except share amounts)

                                                                                   June 28,        December 31,
                                                                                     2002              2001
                                                                                   --------        ------------
                                      ASSETS
                                      ------

Current
   Cash and cash equivalents ...................................................    $ 95,487        $102,959
   Short-term investments ......................................................      44,088          43,541
   Accounts receivable, less allowance of $3,286 (December 31, 2001 - $3,034) ..      32,341          39,919
   Income taxes receivable .....................................................       4,342           9,224
   Inventories .................................................................      57,723          57,794
   Future tax assets ...........................................................      13,951          15,664
   Other current assets ........................................................       5,490           7,168
                                                                                    --------        --------
       Total current assets ....................................................     253,422         276,269

Property, plant and equipment, net of accumulated depreciation of $51,331
   (December 31, 2001 - $50,273) ...............................................      30,337          34,154
Future tax assets ..............................................................       8,684           9,637
Other assets ...................................................................       3,179           1,539
Other investment (note 9) ......................................................      18,924               -
Intangible assets, net of amortization of $7,250
   (December 31, 2001 - $6,535) ................................................       8,535           9,236
                                                                                    --------        --------
                                                                                    $323,081        $330,835
                                                                                    ========        ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current
   Bank indebtedness ...........................................................    $  9,735        $  6,171
   Accounts payable ............................................................      13,298          10,839
   Accrued compensation and benefits ...........................................       8,331           7,515
   Other accrued expenses ......................................................      23,377          25,096
   Current portion of long-term debt ...........................................       2,654           2,654
                                                                                    --------        --------
       Total current liabilities ...............................................      57,395          52,275

Deferred compensation ..........................................................       2,080           2,082
                                                                                    --------        --------
       Total liabilities .......................................................      59,475          54,357
Commitments and contingencies (note 9)
Stockholders' equity
   Common shares, no par value; Authorized shares: unlimited; Issued and
      outstanding: 40,686,383 (December 31, 2001 - 40,556,130) .................     236,914         236,194
   Contributed surplus .........................................................       1,433           1,433
   Retained earnings ...........................................................      18,998          35,747
   Accumulated foreign currency translation adjustment .........................       6,261           3,104
                                                                                    --------        --------
       Total stockholders' equity ..............................................     263,606         276,478
                                                                                    --------        --------
                                                                                    $323,081        $330,835
                                                                                    ========        ========

   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
     (Canadian GAAP and in thousands of U.S. dollars, except share amounts)


                                                               Three months ended                 Six months ended
                                                           --------------------------        -------------------------
                                                           June 28,          June 29,        June 28,         June 29,
                                                             2002             2001            2002             2001
                                                           --------          --------        --------         --------
Sales .................................................    $ 39,664           $76,542         $ 76,552         $164,249

Cost of goods sold ....................................      26,955            45,625           51,570           99,199
                                                           --------           -------         --------         --------

Gross profit ..........................................      12,709            30,917           24,982           65,050

Operating expenses:
     Research and development .........................       5,044             6,754           10,874           13,406
     Selling, service and administrative ..............      15,761            19,442           29,420           40,064
     Amortization of purchased intangibles ............         436               273              707              547
     Restructuring and other ..........................       1,407                 -            4,152           (1,400)
                                                           --------           -------         --------         --------
Income (loss) from operations .........................      (9,939)            4,448          (20,171)          12,433

     Other ............................................        (203)                -             (203)               -
     Interest income ..................................         554             1,913            1,199            3,171
     Interest expense .................................        (213)             (439)            (353)            (548)
     Foreign exchange transaction gains (losses) ......      (1,268)              463             (884)             247
                                                           --------           -------         --------         --------
Income (loss) before income taxes .....................     (11,069)            6,385          (20,412)          15,303

Income tax provision (benefit) ........................        (396)            2,262           (3,663)           5,662
                                                           --------           -------         --------         --------
Net income (loss) .....................................    $(10,673)          $ 4,123         $(16,749)        $  9,641
                                                           ========           =======         ========         ========
Net income (loss) per common share:

        Basic .........................................    $  (0.26)          $  0.10         $  (0.41)         $  0.24
        Diluted .......................................    $  (0.26)          $  0.10         $  (0.41)         $  0.24

Weighted average common shares outstanding (000's) ....      40,638            40,288           40,615           40,251
Weighted average common shares outstanding and
     dilutive potential common shares (000's) .........      40,638            40,946           40,615           40,952


   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
                (Canadian GAAP and in thousands of U.S. dollars)

                                                         Six months ended
                                                     --------------------------
                                                     June 28,          June 29,
                                                       2002              2001
                                                     --------          --------

Retained earnings, beginning of period ............  $ 35,747          $ 47,260

Net income (loss) .................................   (16,749)            9,641
                                                     --------          --------
Retained earnings, end of period ..................  $ 18,998          $ 56,901
                                                     ========          ========


   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
                (Canadian GAAP and in thousands of U.S. dollars)


                                                               Three months ended                 Six months ended
                                                            -------------------------         -------------------------
                                                            June 28,         June 29,         June 28,          June 29,
                                                              2002             2001             2002              2001
                                                            ---------        --------         ---------         ---------
Cash flows from operating activities:

Net income (loss) ......................................... $ (10,673)       $  4,123         $ (16,749)        $   9,641
Adjustments to reconcile net income (loss) to cash
used in operating activities:
     Reduction of long-lived assets .......................       800               -             1,130                 -
     Loss on disposal of assets ...........................         -               -                62                 -
     Depreciation and amortization ........................     2,149           2,015             4,012             4,499
     Deferred income taxes ................................     2,757           4,285             2,899             3,688
Changes in current assets and liabilities:

     Accounts receivable ..................................      (729)          8,037             8,876            17,161
     Inventories ..........................................      (180)            567             1,445            (4,554)
     Other current assets .................................       133          (3,527)              558            (3,380)
     Accounts payable, accrued expenses, and taxes
     (receivable) payable .................................    11,676         (18,272)            5,586           (50,018)
                                                            ---------        --------         ---------         ---------
Cash provided by (used in) operating activities ...........     5,933          (2,772)            7,819           (22,963)
                                                            ---------        --------         ---------         ---------

Cash flows from investing activities:

     Disposal of assets ...................................         -           6,000                 -             6,000
     Additions to property, plant and equipment ...........    (1,365)         (1,394)           (1,987)           (5,027)
     Maturity of short-term investments ...................    19,806          28,134            58,874            48,154
     Purchase of short-term investments ...................   (26,482)        (32,727)          (78,345)          (60,860)
     Decrease (increase) in other assets ..................       477            (466)            2,075            (2,242)
                                                            ---------        --------         ---------         ---------
Cash used in investing activities .........................    (7,564)           (453)          (19,383)          (13,975)
                                                            ---------        --------         ---------         ---------

Cash flows from financing activities:

     Proceeds (payments) of bank indebtedness .............      (151)           (174)            2,817              (912)
     Issue of share capital ...............................       499             276               720               764
                                                            ---------        --------         ---------         ---------
Cash provided by financing activities .....................       348             102             3,537              (148)
                                                            ---------        --------         ---------         ---------

Effect of exchange rates on cash and cash equivalents .....       555             271               555               397
                                                            ---------        --------         ---------         ---------
Decrease in cash and cash equivalents .....................      (728)         (2,852)           (7,472)          (36,689)
Cash and cash equivalents, beginning of period ............    96,215          80,021           102,959           113,858
                                                            ---------        --------         ---------         ---------
Cash and cash equivalents, end of period .................. $  95,487        $ 77,169         $  95,487         $  77,169
                                                            =========        ========         =========         =========



   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
                               As of June 28, 2002
     (Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.   Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2001. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2001. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-Q for the three months ended June 28, 2002, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the presentation of the financial statements for the quarter ended June 28, 2002.

2.   Inventories

Inventories consist of the following:
                                                June 28,         December 31,
                                                  2002               2001
                                               ---------         ------------
            Raw materials ...................   $28,116            $29,779
            Work-in-process .................    11,583              8,028
            Finished goods ..................    10,443             12,918
            Demo inventory ..................     7,581              7,069
                                                -------            -------
                 Total inventories ..........   $57,723            $57,794
                                                =======            =======
3.   New Accounting Pronouncements

Business Combinations

On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 1581, Business Combinations. As a result, all business combinations initiated in the future will be accounted for under the purchase method. The adoption of Section 1581 did not have a material impact on the Company's financial position, results of operations or cash flows.

Intangible Assets

On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 3062, Goodwill and Other Intangible Assets. As a result, intangible assets with finite useful lives must now be amortized and goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The adoption of Section 3062 did not have a material impact on the Company's financial position, as it does not possess goodwill or indefinite life intangible assets. Adoption of Section 3062 also did not have a material impact on the Company's results of operations or cash flows.

Intangible assets consist of the following:


                                                         June 28, 2002                    December 31, 2001
                                                ---------------------------------  ---------------------------------
                                                                     Accumulated                        Accumulated
                                                      Cost           Amortization       Cost            Amortization
                                                    -------          ------------      -------          ------------
       Patents and acquired technology .........    $10,962          $ (2,427)         $10,948          $ (1,895)
       Other intangible assets .................      4,823            (4,823)           4,823            (4,640)
                                                    -------          --------          -------          --------
            Total cost .........................     15,785          $ (7,250)          15,771          $ (6,535)
       Accumulated amortization ................     (7,250)         ========           (6,535)         ========
                                                    -------                            -------
            Net intangible assets ..............    $ 8,535                            $ 9,236
                                                    =======                            =======

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002 the Company adopted CICA Handbook section 3870, Stock-based compensation and other stock-based payments. This new Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.
Section 3870 outlines a fair value based method of accounting for certain stock-based transactions. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions, and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the market price of the stock on the trading day of the date of grant. During the period ended June 28, 2002, the Company's treatment of stock based compensation did not have a significant impact on the Company's financial position, results of operations or cash flows.

Had compensation cost for the Company's stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company's net income (loss) and earnings per share would have been adjusted to the pro forma amounts below.

                                                 Three months       Six months
                                                     ended            ended
                                                June 28, 2002      June 28, 2002
                                                -------------      -------------
     Net income (loss):
           As reported ......................   $  (10,673)         $  (16,749)
           Pro forma ........................   $  (11,624)         $  (18,858)
     Basic net income (loss) per share:
           As reported ......................   $    (0.26)         $    (0.41)
           Pro forma ........................   $    (0.29)         $    (0.46)
     Diluted income (loss) per share:
           As reported ......................   $    (0.26)         $    (0.41)
           Pro forma ........................   $    (0.29)         $    (0.46)

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions: dividend yield of nil; an expected life upon vesting of 1.0 years; expected volatility of 70%; and risk-free interest rate of 2.33%.

The fair value of the employees' purchase rights under the employee stock purchase plan was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of nil; an expected life of 6 months; expected volatility of 70%; and risk-free interest rate of 2.33%.

4.   Bank Indebtedness

During the quarter ended June 28, 2002, the Company negotiated new lines of credit with Fleet National Bank ("Fleet") and Canadian Imperial Bank of Commerce ("CIBC") and allowed an unused portion of an existing line of credit with Bank One to expire, reducing the total amount of available credit from $32.4 million at December 31, 2001 to $24.7 million at June 28, 2002. The Company's agreement with Fleet provides for an $8 million line of credit and its agreement with CIBC provides for a $4 million line of credit. The previous $19 million line of credit with CIBC expired on June 28, 2002 and the new CIBC credit facility eliminated the Company's requirement to meet certain financial covenants which were required under the previous credit facility. Marketable securities totaling $14 million have been pledged as collateral for the Fleet and CIBC credit facilities under security agreements. The line of credit with Fleet expires on June 28, 2003 and the new line of credit with CIBC is subject to review by CIBC on May 31, 2003 and if extended, may be cancelled at any time by the Company on appropriate advance notice at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200 million. A portion of the Company's existing credit facility with Bank One expired and was not renewed. The terms of the remaining credit facility with Bank One provide for an $11.7 million line of credit. Borrowings under the remaining Bank One credit facility are limited to the sum of eligible accounts receivable under 90 days. North American inventories and accounts receivable and inventories have been pledged as collateral for the Bank One credit facility. In addition to the customary representations, warranties and financial reporting requirements, the borrowings under the Bank One credit facility require the Company to seek consent of the bank for the redemption, repurchase or acquisition of Company shares of common stock, the declaration and payment of certain dividends, and the ability to incur borrowed money debt in excess of $10 million. The Company is currently re-negotiating the terms of its remaining line of credit with Bank One. In addition to the credit facilities with Fleet, CIBC and Bank One, the Company has outstanding letters of credit totaling $1.0 million with National Westminster Bank, ABN Amro Bank, Bank One and Fleet.

At June 28, 2002, the Company has approximately $24.7 million denominated in Canadian dollars, US dollars, UK Pound sterling, and Japanese yen that are available for general purposes, under the credit facilities and letters of credit discussed above. Of the available $24.7 million, $13.1 million was in use, consisting of $9.7 million of borrowings in Japan and Rugby, U.K. under the CIBC and Bank One credit facilities and $3.4 million of bank guarantees and outstanding letters of credit under the CIBC credit facility and the various letter of credit arrangements discussed above. The Bank One credit facility is a demand facility with interest based on the bank's Floating Rate and/or Eurodollar Rate. The CIBC credit facility is currently a demand facility with interest based on the prime rate, which will be converted to a revolving credit facility no later than August 30, 2002. At June 28, 2002, the aggregate unused portion of credit available under the credit facilities amounts to $11.6 million.

5.   Stockholders' Equity

Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the six months ended June 28, 2002, 130,253 shares of common stock were issued pursuant to exercised share options and the employee share purchase plan for proceeds of $0.7 million.

Net income (loss) per common share

Basic net income (loss) per common share was computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during the period. For diluted net income (loss) per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months and six months ended June 28, 2002, the effect of converting options and warrants was anti-dilutive.

Common and common share equivalent disclosures are:
(in thousands)

                                                             Three Months Ended           Six Months Ended
                                                            ----------------------      -----------------------
                                                            June 28,      June 29,      June 28,       June 29,
                                                              2002          2001          2002           2001
                                                            --------      --------      --------       --------
    Weighted average common shares outstanding ...........   40,638        40,288        40,615         40,251
    Dilutive potential common shares .....................        -           658             -            701
                                                             ------        ------        ------         ------
    Diluted common shares ................................   40,638        40,946        40,615         40,952
                                                             ======        ======        ======         ======


At June 28, 2002, the Company had options and warrants outstanding entitling holders to up to 4,044,917 and 51,186 common shares, respectively.

6.   Related Party Transactions

The Company recorded sales revenue from Sumitomo Heavy Industries, Ltd., a significant shareholder, of $0.5 million in the six months ended June 28, 2002 and $2.8 million in the six months ended June 29, 2001 at amounts and terms approximately equivalent to third-party transactions. Transactions with Sumitomo are at normal trade terms. Receivables from Sumitomo of $0.4 million and $0.6 million as at June 28, 2002 and December 31, 2001, respectively, are included in accounts receivable on the balance sheet.

In January of 2001, the Company made an investment of $2.0 million in a technology fund, managed by OpNet Partners, L.P. During the six months ended June 28, 2002, the Company received approximately $1.4 million of the investment and recorded a write-down to fair market value of $0.2 million. The remaining investment made by the Company continues to be maintained in OpNet Partners private investment portfolio. Richard B. Black, a member of the Company's Board of Directors, is a General Partner for OpNet Partners, L.P. This investment is reflected in other assets on the balance sheet.

The Company has an Agreement with V2Air LLC relating to the use of the V2Air LLC aircraft for Company purposes. The Company's President and Chief Executive Officer, Charles D. Winston owns V2Air LLC. Pursuant to the terms of the Agreement, the Company is required to reimburse V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the six months ended June 28, 2002, the Company reimbursed V2Air LLC approximately $98 thousand for expenses associated with business use of the aircraft by the Company's Chief Executive Officer under the terms of the Agreement.

On April 26, 2002 the Company entered into an agreement with Photoniko, Inc., a private photonics company in which one of the Company's directors, Richard B. Black is also a director and stock option holder. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan is to be repaid in full to the Company no later than August 28, 2002.

7.   Financial Instruments

Cash equivalents and short-term investments

At June 28, 2002, the Company had $75.2 million invested in cash equivalents denominated in U.S. dollars with maturity dates between July 1, 2002 and September 12, 2002. At December 31, 2001, the Company had $79.8 million invested in cash equivalents denominated in U.S. dollars with maturity dates between January 7, 2002 and March 1, 2002. Cash equivalents, stated at amortized cost, approximate fair value.

At June 28, 2002, the Company had $63.0 million invested in short-term and other investments denominated in U.S. dollars with maturity dates between July 5, 2002 and April 25, 2003. This $63.0 million includes $14 million pledged as security in connection with the new credit facilities discussed in note 4 and $18.9 million pledged as security and classified as long-term in connection with the operating leases discussed in note 9. At December 31, 2001, the Company had $43.5 million invested in short-term investments denominated in U.S. dollars with maturity dates between January 24, 2002 and May 6, 2002. The carrying value of short-term investments approximates fair value.

Derivative financial instruments

At June 28, 2002, the Company had eleven foreign exchange forward contracts to purchase $17.8 million U.S. dollars with an aggregate fair value loss of $0.3 million after-tax, maturing at varying dates in 2002 and 2003. At December 31, 2001, the Company had eight foreign exchange forward contracts to purchase $17.8 million U.S. dollars and one foreign exchange option contract to purchase $6.5 million U.S. dollars with an aggregate fair value gain of $0.8 million after-tax, maturing at varying dates in 2002.

8.   Restructuring and other

Restructuring charges

2002

In connection with a restructuring plan to align the Company's manufacturing costs and operating expenses with the prevailing economic environment, the Company recorded a pre-tax restructuring charge of $2.7 million during the first quarter of fiscal 2002. The Company consolidated the Electronics systems business from its facility in Kanata, Ontario into the Company's existing systems manufacturing facility in Wilmington, MA and transferred its laser sources business from the Company's Kanata, Ontario facility to its existing Rugby, UK facility. In addition the Company closed its Kanata, Ontario facility and moved its principal office from Kanata, Ontario to its existing Nepean, Ontario facility. Restructuring provisions relate to severance and benefits of $2.2 million for the termination of approximately 90 employees, $0.3 million for the write-off of furniture, equipment and system software, and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million and a write-down of land and building in Kanata, Ontario and Rugby, UK of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills and Oxnard locations. At June 28, 2002, the net book value of the Kanata, Ontario facility is reclassified as held for sale and included in other long-term assets.

Cumulative cash draw-downs of approximately $0.5 million and non-cash draw-down of $1.1 million have been applied against the provision, resulting in a remaining provision balance of $2.5 million as at June 28, 2002.

2001

During the fourth quarter of fiscal 2001, a charge of $3.4 million was recorded to accrue employee severance of $0.9 million for approximately 35 employees at our Farmington Hills, MI and Oxnard, CA locations, leased facilities costs of $1.8 million associated with restructuring for excess capacity at five leased locations in the United States, Canada, and Germany and write-down of leasehold improvements and certain equipment of $0.7 million associated with the exiting of leased facilities.

Cumulative cash draw-downs of approximately $1.5 million and a non-cash draw-down of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $1.2 million as at June 28, 2002.

2000

During the fourth quarter of fiscal 2000, a charge of $12.5 million was taken to accrue employee severance of $1.0 million for approximately 50 employees and other exit costs of $3.8 million for the Company's United Kingdom operation and worldwide distribution system related to high-power laser systems for certain automotive applications; costs of $7.7 million associated with restructuring for excess capacity at three leased facility locations in the United States and Germany. The Company also recorded a write-down of land and building in the United Kingdom of $2.0 million. Compensation expense of $0.6 million arising on the acceleration of vesting of options upon the sale of businesses during the year was also charged to restructuring. In addition, an inventory write-down to net realizable value of $8.5 million was recorded in cost of goods sold related to the high-power laser system product line.

Cumulative cash draw-downs of $5.8 million, reversal of $0.5 million for restructuring costs that will not be incurred and a non-cash draw-down of $2.6 million have been applied against the provision, resulting in a remaining provision balance of $6.2 million as at June 28, 2002.

The following table summarizes changes in the restructuring provision included in other accrued expenses on the balance sheet.


                                                   Total        Severance      Facilities        Other
       (in millions)                             -----------   ------------    ------------   ------------
       Provision at December 31, 2001 .........     $ 8.9        $  0.9           $  8.0         $  -
       Cash draw-downs during Q1 2002 .........      (0.6)         (0.2)            (0.4)           -
       Charge during Q1 2002 ..................       2.7           2.2              0.3          0.2
       Non-cash draw-down during Q1 2002 ......      (0.3)            -             (0.3)           -
       Charge during Q2 2002 ..................       1.4             -              1.1          0.3
       Cash draw-downs during Q2 2002 .........      (1.4)         (0.6)            (0.8)           -
       Non-cash draw-down during Q2 2002 ......      (0.8)            -             (0.8)           -
                                                 -----------   ------------    ------------   ------------
       Provision at June 28, 2002 .............     $ 9.9        $  2.3           $  7.1         $ 0.5
                                                 ===========   ============    ============   ============

Other

During the first quarter of 2001, the Company adjusted an accrual related to litigation with Electro Scientific Industries, Inc. and recorded a benefit of $1.4 million.

9.   Commitments and Contingencies

Operating Leases

The Company leases two facilities under operating lease agreements that expire in 2003. At the end of the initial lease term, these leases require the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the then fair market value. The lessor may sell the facilities to a third party but the leases provide for a residual value guarantee of the first 85% of any loss the lessor may incur on its $19.1 million investment in the building, which may become payable by the Company upon the termination of the transaction, or the Company may exercise its option to purchase the facilities for approximately $19 million. As of June 28, 2002, residual value guarantees in connection with these leases totaled approximately $16 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially the payment under the residual value guarantees and, during the fourth quarter of fiscal 2000, the Company took a charge of $6 million associated with restructuring for excess capacity at the two leased facility locations, including the estimated residual value guarantees. The lease agreement requires, among other things, the Company to maintain specified quarterly financial ratios and conditions. As at March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal ("BMO") pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global
Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item is reflected on the balance sheet as other investment.

Legal proceedings and disputes

Electro Scientific Industries, Inc. v. GSI Lumonics, Inc. et al. On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against the Company and Dynamic Details Inc., an unrelated party that is one of the Company's customers. Electro Scientific alleged that the Company offered to sell and import into the United States the GS-600 high speed laser drilling system and that Dynamic Details possessed and used a GS-600 System. It further alleged that Dynamic Details' use of the GS-600 laser system infringed Electro Scientific's U.S. patent 5,847,960 and that the Company had actively induced the infringement of, and contributorily infringed, the patent. Electro Scientific sought an injunction, unspecified damages, trebling of those damages, and attorney's fees. GSI Lumonics indemnified Dynamic

Details with respect to these allegations. On August 14, 2001, the United States District Court for the Central District of California granted the Company's motion for summary judgment of non-infringement and denied Electro Scientific's motion for summary judgment of infringement. In the ruling, the Court concluded that the GS-600 system did not literally infringe the asserted claims of the alleged Electro Scientific patent, nor did it infringe under the doctrine of equivalents. On September 7, 2001, Electro Scientific appealed the District Court's decision on the summary judgment motions and oral arguments were heard on May 7, 2002. The Company is currently awaiting a decision from the Court of Appeals.

Carl Baasel Lasertecknik Gmbh & Co. KG and Rofin Baasel Inc. vs. GSI Lumonics Corporation. On May 17, 2002, Carl Baasel Lasertechnik Gmbh and Co. KG ("CBL") and Rofin Baasel Inc. ("RBI") filed an antitrust case in the United District Court for the District of Massachusetts against the Company's U.S. subsidiary, GSI Lumonics Corporation ("GSLI Corp") for violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act as a result of GSLI Corp's acquisition of U.S. Patent No. 4,522,656 (the "656 patent") and its enforcement of the "656 patent" against CBL and RBI in a consolidated patent infringement action against CBL and RBI currently pending in the United States District Court for the Eastern District of Michigan. Prior to the filing of this complaint, CBL filed, in the United States District Court for the Eastern District of Michigan, a motion for leave to amend its answer in the pending "656 patent" infringement case to assert antitrust violations by GSLI Corp; which motion was denied on April 25, 2002 by that District Court. The immediate complaint, filed shortly after the denial, alleges that GSLI Corp held monopoly power in the laser wafer softmarking systems market prior to and since 1990, that GSLI Corp's purchase in 1990 of the "656 patent", its filing of the "656 patent" infringement claim in the United States District Court for the Eastern District of Michigan against AB Lasers Inc. (nka RBI.) and CBL and its alleged refusal to license the "656 patent" to CBL or any other competitor, decreased competition, maintained GSLI Corp's market monopoly and unreasonably restrained trade in the relevant market. CBL and RBI seek declaratory relief as to the violations they assert and permanent injunctive relief enjoining GSLI Corp from initiating, maintaining or threatening infringement litigation to enforce the "656 patent," together with treble damages and costs. On June 11, 2002 CBL and RBI filed a motion for partial summary judgment seeking declaratory relief as to the violations they assert. On June 17,2002 GSLI Corp filed a motion to dismiss the case on the grounds that the case is barred by denial of the same claims raised in the pending "656 patent" infringement case and an emergency motion to stay the briefing on CBL's and RBI's partial summary judgment motion pending a decision on GSLI Corp's motion to dismiss. On July 25, 2002 oral arguments were heard on the motion to dismiss and the parties are currently awaiting a decision on the motion to dismiss. The Company believes that this lawsuit is without merit, that there has been no antitrust violation and that the damages sought are excessive. In the event CBL and RBI prevail and their claims are upheld as filed, this would have a material adverse effect on the Company's financial position and results of operations.

Other. As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company's customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company.

The Company is also a party in and subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company's financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company's financial condition or results of operations.

10.   Income Taxes

During the three months ended June 28, 2002, the income tax benefit was reduced by approximately $3.5 million as a result of increases in valuation allowances related to the Company's geographic distribution of its operating loss carry-forwards. This was primarily related to the closure of the Kanata, Ontario facility described in note 8 and its effect on the Company's ability to generate future profit in Canada.

11.  Segment Information

During 2001, the Company changed the way it manages its business to reflect a growing focus on providing precision optics and laser systems to its customers. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2001 year has been restated to conform to the current year's presentation.

The Executive Committee ("EC") is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, restructuring and other, interest income, interest expense, and foreign exchange transaction gains (losses). Certain corporate-level operating expenses, including sales, marketing, finance, legal, information technology, communications and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

GSI Lumonics operations include two reportable operating segments: the Laser Systems segment (Laser Systems); and the WavePrecision segment (WavePrecision). Laser Systems designs, develops, manufactures and markets laser-based advanced manufacturing systems and components as enabling tools for a wide range of high-technology applications, including computer-chip memory repair processing, wafer and die marking, inspection systems for solder paste and component placement on surface-mount printed circuits, via drilling of printed circuit boards, hybrid circuit trim, circuit trim on silicon, and laser printing for medical applications. Major markets for its products include the semiconductor and electronics industries. WavePrecision provides precision optics for Dense Wave Division Multiplexing networks. Major markets for its products include the telecommunications industry.

Segments

Information on reportable segments is as follows:

                                                             Three months ended                 Six months ended
                                                         --------------------------        --------------------------
                                                          June 28,         June 29,        June 28,         June 29,
                                                            2002             2001            2002             2001
                                                         ---------         --------        --------         ---------
Sales
Laser Systems ........................................   $37,624           $71,795         $ 72,072          $153,001
WavePrecision ........................................     2,177             5,128            4,732            12,089
Intersegment sales elimination .......................      (137)             (381)            (252)             (841)
                                                         -------           -------         --------          --------
Total ................................................   $39,664           $76,542         $ 76,552          $164,249
                                                         =======           =======         ========          ========

Segment income (loss) from operations
Laser Systems ........................................   $  (852)          $ 8,387         $ (2,490)         $ 16,612
WavePrecision ........................................      (859)             (127)          (1,972)            1,671
                                                         -------           -------         --------          --------
Total by segment .....................................    (1,711)            8,260           (4,462)           18,283
Unallocated amounts:
     Corporate expenses ..............................     6,385             3,539           10,850             6,703
     Amortization of purchased intangibles ...........       436               273              707               547
     Restructuring and other .........................     1,407                 -            4,152            (1,400)
                                                         -------           -------         --------          --------
Income (loss) from operations ........................   $(9,939)          $ 4,448         $(20,171)         $ 12,433
                                                         =======           =======         ========          ========


                                                              As at
                                                    -------------------------
                                                    June 28,         December
                                                     2002            31, 2001
Assets                                              ---------        ---------
Laser Systems ....................................  $ 108,553        $ 115,387
WavePrecision ....................................     10,517           11,506
Corporate ........................................    204,011          203,942
                                                    ---------        ---------
Total assets .....................................  $ 323,081        $ 330,835
                                                    =========        =========

Total assets for corporate include treasury controlled, income tax, other and intangible assets.

Geographic segment information

The Company attributes revenues to geographic areas on the basis of the customer location. Long-lived assets and goodwill are attributed to geographic areas in which Company assets reside.

        (in millions)                                            Three months ended
                                              ----------------------------------------------------------
                                                    June 28, 2002                 June 29, 2001
                                              --------------------------- ------------------------------
        Revenues from external customers:
             United States ...................    $22.8          57%           $33.6          44%
             Canada ..........................      0.3           1%             3.4           4%
             Europe ..........................      6.2          16%            16.1          21%
             Japan ...........................      3.9           9%            14.4          19%
             Asia-Pacific, other .............      6.2          16%             9.0          12%
             Latin and South America .........      0.3           1%               -           -
                                                  -----         ---            -----         ---
                  Total ......................    $39.7         100%           $76.5         100%
                                                  =====                        =====

                                                                  Six months ended
                                              ----------------------------------------------------------
                                                    June 28, 2002                 June 29, 2001
                                              --------------------------- ------------------------------
             United States .................      $46.9          61%          $ 70.0           43%
             Canada ........................        1.1           2%            10.2            6%
             Europe ........................       12.5          16%            36.9           23%
             Japan .........................        6.4           8%            28.4           17%
             Asia-Pacific, other ...........        9.3          12%            18.1           11%
             Latin and South America .......        0.4           1%             0.6            -
                                                  -----         ---           ------          ---
                  Total ....................      $76.6         100%          $164.2          100%
                                                  =====                       ======

                                                     As at
                                        ---------------------------------
                                        June 28, 2002   December 31, 2001
                                        -------------   -----------------

        Long-lived assets:
           United States ..............      $20.6              $21.6
           Canada .....................        5.9                9.4
           Europe .....................       11.5               11.5
           Japan ......................        0.7                0.7
           Asia-Pacific, other ........        0.2                0.2
                                             -----              -----
                Total .................      $38.9              $43.4
                                             =====              =====